June 20, 2018

Martin Klein
Executive Vice President and Chief Financial Officer
Athene Holding Ltd
96 Pitts Bay Road
Pembroke, HM08
Bermuda

       Re: Athene Holding Ltd
           Form 10-K for Fiscal Year Ended December 31, 2017
           Filed February 26, 2018
           File No. 001-37963

Dear Mr. Klein:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2017

Consolidated Statements of Income, page 132

1. Please tell us why your future policy and other policy benefits significantly exceed premiums for each year presented and why this excess does not indicate exposure to recurring future losses resulting in a premium deficiency pursuant to ASC 944-60.
 Martin Klein
Athene Holding Ltd
June 20, 2018
Page 2
Notes to Consolidated Financial Statements
1. Business, Basis of Presentation and Significant Accounting Policies
Summary of Significant Accounting Policies
Recognition of Revenues and Related Expenses, page 146

2. You indicate on pages 86 and 87 in MD&A that the increase in your premium revenue and future policy and other policy benefits in 2017 was due to PRT transactions. Please describe for us your accounting treatment for these transactions including the day one and subsequent accounting recognition and measurement with reference to authoritative literature. Include an example with journal entries to illustrate. Also tell us how your current accounting policy disclosures herein and within Future Policy Benefits on page
         144 incorporate your accounting policies for recording PRT transactions.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Frank Wyman at 202-551-3660 or Jim Rosenberg at 202-551-3679 with any questions.

FirstName LastNameMartin Klein
Comapany NameAthene Holding Ltd
                                                              Division of
Corporation Finance
June 20, 2018 Page 2                                          Office of
Healthcare & Insurance
FirstName LastName